SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of semi-annual financial report (hanki houkokusho) of ORIX Corporation (“the Company”) filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on December 22, 2006. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 25, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On December 22, 2006, ORIX Corporation (“the Company”) filed its semi-annual financial report (hanki houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1. Information on the Company and its subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Total Revenues	447,729	558,529	941,872
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	132,754	151,334	250,816
Net Income	83,954	91,326	166,388
Shareholders’ Equity	821,420	1,034,339	953,646
Total Assets	6,333,055	7,633,915	7,242,455

Shareholders’ Equity Per Share (yen)	9,333.32	11,470.78	10,608.97
Basic Earnings Per Share (yen)	957.87	1,014.29	1,883.89
Diluted Earnings Per Share (yen)	907.93	977.73	1,790.30
Shareholders’ Equity Ratio (%)	12.97	13.55	13.17
Cash Flows from Operating Activities	112,157	165,962	136,003
Cash Flows from Investing Activities	(182,787)	(520,853)	(799,357)
Cash Flows from Financing Activities	102,172	252,904	762,528
Cash and Cash Equivalents at End of Period	177,565	143,971	245,856
Number of Employees	14,310	16,414	15,067

Note:	1. Consumption tax is excluded from the stated amount of total revenues.

2. As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No.144 (“Accounting for impairment or Disposal of Long-lived Assets”), certain amounts in the six months ended September 30, 2005 and the fiscal year ended March 31, 2006 have been reclassified retroactively.

3. The depreciation costs of estimated residual values related to lease income associated with re-leasing, which had been excluded from “Total Revenues” were reclassified into expenses and costs of vehicle maintenance and management services, which had been excluded from “Total Revenues” were reclassified into expenses in the fiscal year ended March 31,2006. As a result, “Total Revenues” for the six months ended September 30, 2005 has been reclassified retroactively.

4. “Minority Interests in Earnings of Subsidiaries, net” which had been excluded from “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain” was disclosed separately in the fiscal year ended March 31, 2006. As a result, “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain” for the six months ended September 30, 2005 has been reclassified retroactively.

(2) Overview of Activities

For the six months ended September 30, 2006, no significant changes were made in the Company and its subsidiaries’ operations. There were no changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the six months ended September 30, 2006 are as follows:

Additions:

There were no additions during the six months ended September 30, 2006.

Deletions:

There were no deletions during the six months ended September 30, 2006.

(4) Number of Employees

The following table shows the total number of employees in the Company and its subsidiaries by segment as of September 30, 2006:

Segment name	Number of employees
Operations in Japan:
Corporate Financial Services	1,758
Automobile Operations	1,930
Rental Operations	924
Real Estate-Related Finance	735
Real Estate	2,207
Life Insurance	480
Other	2,917

Subtotal	10,951

Overseas Operations:
The Americas	1,044
Asia, Oceania and Europe	2,338

Subtotal	3,382

Other administration sections	2,081

Total	16,414

2. Financial Results

(1) Six Months Ended September 30, 2006

Economic Environment

The world economy, including the United States, Europe and Asia, has generally continued to recover and grow over the last six-month period. The U.S. economy showed signs of expansion, despite concerns regarding the decrease in residential investment towards the end of this period, supported by a steady corporate performance, as well as a slight increase in consumer spending. The European economy continued its trend in recovery backed by an expansion in capital investment and steady consumer spending. While the Chinese economy continued to achieve high growth, other countries across Asia also showed signs of economic improvement.

The Japanese economy continued to recover, despite the economic instability caused by the rise in oil prices, due to growth in private capital investments stemming from improvements in corporate earnings, as well as a recovery in employment trends.

Financial Highlights
Income Before Income Taxes (*)	(Y)151,334 million (Up 14% year on year)
Net Income	(Y)91,326 million (Up 9% year on year)
Earnings Per Share (Basic)	(Y)1,014.29 (Up 6% year on year)
Earnings Per Share (Diluted)	(Y)977.73 (Up 8% year on year)
Shareholders’ Equity Per Share	(Y)11,470.78 (Up 8% on March 31, 2006)
ROE (annualized)	18.4% (September 30, 2005: 21.7%)
ROA (annualized)	2.46% (September 30, 2005: 2.71%)

(*)	“Income before Income Taxes” refers to “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

Revenues: (Y)558,529 million (Up 25% year on year)

Revenues increased 25% to (Y)558,529 million in the first half of this fiscal year compared with the same period of the previous fiscal year. Although “brokerage commissions and net gains on investment securities” and “life insurance premiums and related investment income” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “real estate sales,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” slightly increased to (Y)48,009 million compared with the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 9% to (Y)32,075 million compared to (Y)35,297 million in the same period of the previous fiscal year due to the lower level of operating assets and a decrease in revenues from securitization. Overseas, revenues were up 28% to (Y)15,934 million compared to (Y)12,458 million in the same period of the previous fiscal year due to the expansion of leasing operations in the Asia, Oceania and Europe segment, and the effect of a depreciation of the yen against the dollar.

Revenues from “operating leases” increased 17% to (Y)124,984 million compared to the same period of the previous fiscal year. In Japan, there was an expansion of automobile and real estate operating leases, as well as an increase in revenues from the precision measuring and other equipment rental operations, that resulted in a 16% increase to (Y)95,223 million compared to (Y)82,171 million in the same period of the previous fiscal year. Overseas, revenues were up 20% to (Y)29,761 million compared to (Y)24,712 million in the same period of the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 24% to (Y)95,611 million compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 16% to (Y)71,828 million compared to (Y)61,857 million in the same period of the previous fiscal year due primarily to an expansion of revenues including non-recourse loans and loans to corporate customers. Overseas, revenues were up 58% to (Y)23,783 million compared to (Y)15,025 million in the same period of the previous fiscal year due to an expansion of revenues associated with loans to corporate customers in The Americas segment, as well as contributions from interest on investment securities.

Revenues from “brokerage commissions and net gains on investment securities” decreased 9% to (Y)18,534 million compared to the same period of the previous fiscal year. Brokerage commissions were up 12% year on year due to the increase of stock trading value compared to the same period of the previous fiscal year, while the stock market was still in the adjustment phase in Japan. Although there were contributions from revenues of the venture capital operations in Japan and securities investments in The Americas segment, net gains on investment securities were down 13% year on year due to the decrease in net gains on investment securities in Japan.

“Life insurance premiums and related investment income” were down 7% year on year to (Y)63,767 million. Life insurance premiums were down year on year, while life insurance related investment income also decreased year on year.

“Real estate sales” more than doubled year on year to (Y)67,895 million due to an increase in the number of condominiums sold to buyers from 844 units in the first half of the previous fiscal year to 1,702 units in the first half of this fiscal year.

“Gains on sales of real estate under operating leases” increased 29% year on year to (Y)12,170 million due to an increase in sales of office buildings and other real estate under operating leases.

“Other operating revenues” increased 47% year on year to (Y)127,559 million. In Japan, revenues were up 21% to (Y)101,749 million compared to (Y)84,221 million in the same period of the previous fiscal year due to the increases in revenues associated with the automobile maintenance service operations, and our real estate management operations, including hotels, training facilities and golf courses, as well as contribution from the beginning of the first quarter of this fiscal year of companies which we invested in the previous fiscal year, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased more than 11 times to (Y)25,810 million compared to (Y)2,281 million in the same period of the previous fiscal year due to the contribution from the beginning of the first quarter of this fiscal year of the investment bank Houlihan Lokey Howard & Zukin (Houlihan Lokey) that entered the ORIX Group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

Expenses: (Y)423, 368 million (Up 27% year on year)

Expenses increased 27% to (Y)423,368 million compared with the same period of the previous fiscal year. Although “life insurance costs,” “provision for doubtful receivables and probable loan losses,” and “write-downs of securities” were down year on year, “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “selling, general and administrative expenses,” and “write-downs of long-lived assets” increased year on year.

“Interest expense” was up 32% year on year to (Y)39,057 million. In Japan, “interest expense” increased 19% year on year due to the higher average debt levels. Overseas, “interest expense” increased 52% year on year due to the higher average debt levels and higher interest rates.

“Costs of operating leases” were up 16% year on year to (Y)77,283 million accompanying the increase in the average balance of investment in operating leases.

“Life insurance costs” decreased slightly year on year to (Y)57,436 million.

“Costs of real estate sales” were up 98% year on year to (Y)55,006 million along with the increase in “real estate sales.”

“Other operating expenses” were up 19% year on year to (Y)67,199 million accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 42% year on year to (Y)119,973 million due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments in an effort to expand our sales platform in Japan.

“Provision for doubtful receivables and probable loan losses” was down 46% year on year to (Y)3,720 million due to a lower occurrence of new non-performing assets despite an increase in operating assets, and due to some reversals of the provision for doubtful receivables and probable loan losses.

“Write-downs of long-lived assets” increased year on year to (Y)1,318 million.

“Write-downs of securities” were down 20% year on year to (Y)2,142 million.

Net Income: (Y)91,326 million (Up 9% year on year)

“Operating income” was up 17% year on year to (Y)135,161 million, due to the reasons noted above.

“Equity in net income of affiliates” was down 4% to (Y)15,017 million compared to the same period of the previous fiscal year due to a decrease in profits from equity method affiliates overseas, despite an increase in profits from equity method affiliates in Japan.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 36% year on year to (Y)1,156 million.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased 14% year on year to (Y)151,334 million.

“Minority interests in earnings of subsidiaries, net” increased 79% year on year to (Y)1,747 million as a result of the minority interests in earnings of Houlihan Lokey that entered the ORIX Group for a portion of the fourth quarter of the previous fiscal year.

“Income from continuing operations” increased 13% year on year to (Y)87,528 million.

Discontinued operations (refer to (Note) below), net of applicable tax effect” decreased 49% year on year to (Y)3,225 million.

As a result, “net income” increased 9% year on year to (Y)91,326 million.

(Note) Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Operating Assets: (Y)6,319,087 million (Up 8% on March 31, 2006)

Operating assets were up 8% from March 31, 2006 to (Y)6,319,087 million. While “investment in direct financing leases” was down from March 31, 2006, “installment loans,” “investment in operating leases,” “investment in securities,” and “other operating assets” were up.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits for the “Automobile Operations” segment was almost flat year on year; declined for the “Rental Operations,” “Life Insurance,” and “Asia, Oceania and Europe” segments; and increased for the “Corporate Financial Services,” “Real Estate-Related Finance,” “Real Estate,” “Other,” and “The Americas” segments compared to the same period of the previous fiscal year.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 19% year on year to (Y)57,945 million due mainly to the expansion of loans to corporate customers.

Although “selling, general and administrative expenses” increased as a result of upfront costs associated with an increase in the number of employees in an effort to expand our sale and marketing base, segment profits increased 21% to (Y)28,734 million compared to (Y)23,824 million in the same period of the previous fiscal year due to an increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 11% on March 31, 2006 to (Y)1,799,827 million due mainly to an increase in loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 13% year on year to (Y)72,016 million with the increase in revenues from operating leases and maintenance services in the automobile leasing operations, as well as the steady performance of the automobile rental operations.

Segment profits were flat year on year at (Y)13,386 million. Expenses increased along with the increase in revenues from operating leases and maintenance services and due to an increase in “selling, general and administrative expenses” associated with an increase in the number of employees in an effort to develop our customer base focusing on increasing our automobile-related business to individuals.

Segment assets increased 8% on March 31, 2006 to (Y)548,513 million due to the expansion of the automobile leasing operations that also include operating leases.

Rental Operations Segment:

Segment revenues were down 4% year on year to (Y)32,412 million due to the recognition of losses on the sale of investment securities, although revenues from operating leases including precision measuring and other equipment rentals expanded year on year.

Segment profits decreased 26% to (Y)3,897 million compared to (Y)5,292 million in the same period of the previous fiscal year accompanying the decrease in segment revenues.

Segment assets were up slightly on March 31, 2006 to (Y)124,363 million.

Real Estate-Related Finance Segment:

Segment revenues increased 10% year on year to (Y)38,222 million due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the gains on sales of real estate under operating leases.

Although net gains on investment securities decreased compared to the same period of the previous fiscal year, segment profits increased 3% to (Y)21,021 million compared to (Y)20,318 million in the same period of the previous fiscal year due to contributions from the loan servicing operations and gains on sales of real estate under operating leases.

Segment assets increased 9% on March 31, 2006 to (Y)1,328,367 million due mainly to an increase in loans to corporate customers.

Real Estate Segment:

Segment revenues increased 45% year on year to (Y)142,129 million as more condominiums were sold to buyers in the first half of this fiscal year compared with the same period of the previous fiscal year, and due to the increase in revenues associated with the real estate management operations, including office rental activities, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 51% to (Y)31,129 million compared to (Y)20,562 million in the same period of the previous fiscal year in line with the increase in segment revenues.

Segment assets increased 13% on March 31, 2006 to (Y)768,622 million due mainly to the expansion of operating assets, including investment in operating leases.

Life Insurance Segment:

Segment revenues were down 7% year on year to (Y)63,488 million as a result of a decrease in life insurance related investment income, while revenues from life insurance premiums were also down compared to the same period of the previous fiscal year.

Segment profits decreased 56% year on year to (Y)3,379 million compared to (Y)7,753 million in the same period of the previous fiscal year due to lower segment revenues.

Segment assets increased 3% on March 31, 2006 to (Y)508,409 million.

Other Segment:

Segment revenues increased 14% year on year to (Y)56,928 million due to an increase in gains on investment securities at the venture capital operations, revenues associated with the securities operations and the steady trend in revenues at the card loan operations.

Segment profits increased 18% to (Y)19,232 million compared to (Y)16,259 million in the same period of the previous fiscal year. While gains on sales of subsidiaries and affiliates decreased year on year, the higher segment revenues and contributions from “equity in net income of affiliates” led to the higher segment profits.

Segment assets increased 5% on March 31, 2006 to (Y)699,105 million.

Overseas Operations

The Americas Segment:

Segment revenues more than doubled year on year to (Y)56,360 million due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey that entered the ORIX Group in the fourth quarter of the previous fiscal year, and the increase in revenues associated with corporate loans as well as gains on investment securities and interest on investment securities.

Segment profits increased 27% to (Y)17,922 million compared to (Y)14,070 million in the same period of the previous fiscal year. While the sales of real estate under operating leases and “equity in net income of affiliates” decreased year on year, the higher segment revenues led to the higher segment profits.

Segment assets increased 7% on March 31, 2006 to (Y)470,165 million due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment:

Segment revenues were up 8% year on year to (Y)47,222 million due to the steady performance of the leasing operations, such as automobile leasing that include operating leases.

Segment profits decreased 9% to (Y)17,926 million compared to (Y)19,747 million in the same period of the previous fiscal year as expenses increased along with the increase in segment revenues, and due to decreases in gains on sales of subsidiaries and affiliates.

Segment assets were up 11% on March 31, 2006 to (Y)624,898 million due mainly to an increase in direct financing leases and investment in affiliates.

(2) Summary of Cash Flows

Cash and cash equivalents decreased by (Y)101,885 million to (Y)143,971 million compared to March 31, 2006.

“Cash flows from operating activities” provided (Y)165,962 million in the first half of this fiscal year, compared to (Y)112,157 million in the same period of the previous fiscal year. There were inflows associated with an increase in the net income and decrease in restricted cash, while there was an outflow from “increase in inventories,” which is associated with the residential condominium development operations.

“Cash flows from investing activities” used (Y)520,853 million in the first half of this fiscal year, compared to (Y)182,787 million in the same period of the previous fiscal year, due mainly to the increase in outflows associated with the increase in “installment loans made to customers” as a result of the expansion of loans to corporate customers, including non-recourse loans.

“Cash flows from financing activities” provided (Y)252,904 million in the first half of this fiscal year, compared to (Y)102,172 million in the same period of the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

(Note) Consumption tax is excluded from the stated amount for revenues as described above.

3. Operating Results

(1) Earnings Summary

Total revenues and profit (loss) by segment for the six months ended September 30, 2006 are as follows:

	Millions of yen
	Total revenues	Year-on-Year Change	Segment profit	Year-on-Year Change
Operations in Japan:
Corporate Financial Services	57,945	118.9%	28,734	120.6%
Automobile Operations	72,016	112.8	13,386	99.7
Rental Operations	32,412	96.4	3,897	73.6
Real Estate-Related Finance	38,222	109.6	21,021	103.5
Real Estate	142,129	145.0	31,129	151.4
Life Insurance	63,488	93.1	3,379	43.6
Other	56,928	114.0	19,232	118.3

Subtotal	463,140	116.6	120,778	112.4

Overseas Operations:
The Americas	56,360	212.7	17,922	127.4
Asia, Oceania and Europe	47,222	107.7	17,926	90.8

Subtotal	103,582	147.3	35,848	106.0

Difference between Segment Totals and Consolidated Amounts	(8,193)	41.3	(5,292)	62.3

Consolidated Amounts	558,529	124.7%	151,334	114.0%

(2) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the six months ended September 30, 2006 are as follows:

	Millions of yen	Year-on-Year Change
Direct Financing Leases:
New receivables added	394,296	94.9%
New equipment acquisitions	351,249	95.2
Installment Loans:
New loans added	1,089,342	139.0
Operating Leases:
New equipment acquisitions	170,646	152.5
Investment in Securities:
New securities added	116,035	103.9
Other Operating Transactions:
New assets added	121,919	219.4

(3) Operating Assets

Operating assets by segment at September 30, 2006 are as follows:

	Millions of yen	Composition ratio	Year-on-Year Change
Operations in Japan:
Corporate Financial Services	1,799,827	23.6%	112.3%
Automobile Operations	548,513	7.2	112.1
Rental Operations	124,363	1.6	106.3
Real Estate-Related Finance	1,328,367	17.4	138.2
Real Estate	768,622	10.1	147.6
Life Insurance	508,409	6.7	97.6
Other	699,105	9.1	134.5

Subtotal	5,777,206	75.7	122.1

Overseas Operations:
The Americas	470,165	6.1	117.9
Asia, Oceania and Europe	624,898	8.2	118.5

Subtotal	1,095,063	14.3	118.2

Difference between Segment Totals and Consolidated Amounts	761,646	10.0	112.8

Consolidated Amounts	7,633,915	100.0%	120.5%

4. Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were (Y)170,646 million for the six months ended September 30, 2006.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2006 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	479,145	44.9%
Measuring equipment and personal computers	162,828	15.3
Real estate and other	425,409	39.8

Subtotal	1,067,382	100.0%
Accumulated depreciation	(298,361)	—

Net	769,021	—

(Note) “Investment in Operating Leases” in the consolidated balance sheets includes rental receivables of (Y)17,673 million at September 30, 2006.

For the six months ended September 30, 2006, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 15 “write-downs of long-lived assets.”

(c) Plans for acquisition and disposal of facilities

For the six months ended September 30, 2006, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare and streamlining clerical work

Golf courses

Training facility

(b) Status of main facilities not for rent

i) The company

For the six months ended September 30, 2006, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

The reclassification to the operating assets in relation to full-fledged operation of the facility.

					Carrying value (millions of yen)
	Companies’ name	Facilities’ name (location)	Segment category	Description of facilities	Buildings and fixtures	Machinery and equipment	Estate (thousand square meters)	Total	Number of employees
Subsidiaries in Japan	ORIX Resource Recycling Servicing Corporation	Sai-no-Kuni Resource Recovery Plant (Yorii-cho Osato-gun, Saitama)	Other segment categories	Waste Management Facilities	4,589	13,157	— (—)	17,746	8

iii) Overseas subsidiaries

For the six months ended September 30, 2006, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

There were no significant plans for acquisition or disposal of facilities not for rent.

5. Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the six months ended September 30, 2006 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2006	Increase, net	September 30, 2006	Increase, net	September 30, 2006
208	90,497	1,246	89,705	1,246	106,669

Note: Additional paid-in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2006:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	8,690	9.60%

State Street Bank and Trust Company P.O.BOX 351 Boston, MA 02101 U.S.A.	6,210	6.86

The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	5,965	6.59

State Street Bank and Trust Company 505103 P.O.BOX 351 Boston, MA 02101 U.S.A.	2,928	3.24

The Chase Manhattan Bank 385036 360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.	2,814	3.11

The Chase Manhattan Bank, N.A. London Woolgate House, Coleman Street London EC2P 2HD, England	2,436	2.69

Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension One Boston Place Boston, MA 02108 U.S.A.	2,078	2.30

The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account Woolgate House, Coleman Street London EC2P 2HD, England	1,878	2.08

NATS CUMCO 111 Wall Street New York, New York 10043 U.S.A.	1,580	1.75

JPMCB USA Residents Pension Jasdec Lend 270 Park Avenue, New York, NY 10017 U.S.A.	1,456	1.61

Total	36,039	39.82%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.
(b)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A. of Japan, for the aggregate of Citibank’s American Depositary Receipts (ADRS) holders.
(c)	Alliance Bernstein L.P., AXA Investment Managers Paris SA, AXA Rosenberg Investment Management Ltd., Alliance Bernstein Japan Ltd., jointly filed an amended report as required under Japanese regulations on August 1, 2006 that shows their share holdings of the Company as of July 20, 2006. The following information is not included in the list of major shareholders as of September 30, 2006 because it could not be confirmed substantially from the list of shareholders as of September 30, 2006.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Alliance Bernstein L.P.	9,625	10.65%
AXA Investment Managers Paris SA	5	0.01
AXA Rosenberg Investment Management Ltd.	10	0.01
Alliance Bernstein Japan Ltd.	185	0.20

Total	9,826	10.87%

(d)	Barclays Global Investors Japan Trust and Banking Co., Ltd., Barclays Global Investors Japan Ltd., Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Australia Ltd, Barclays Global Investors Ltd, Barclays Life Assurance Company Ltd, Barclays Bank PLC Ltd, Barclays Capital Securities Ltd, Barclays Capital Japan, Barclays Capital Inc, Barclays Global Investors Canada Ltd jointly filed an amended report as required under Japanese regulations on October 11, 2006 that shows their share holdings of the Company as of September 30, 2006. The following information is not included in the list of major shareholders as of September 30, 2006 because it could not be confirmed substantially from the list of shareholders as of September 30, 2006.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Barclays Global Investors Japan Trust and Banking Co., Ltd.	123	0.14%
Barclays Global Investors Japan Ltd.	1,714	1.89
Barclays Global Investors, N.A.	1,432	1.58
Barclays Global Fund Advisors	662	0.73
Barclays Global Investors Australia Ltd	66	0.07
Barclays Global Investors Ltd	862	0.95
Barclays Life Assurance Company Ltd	12	0.01
Barclays Bank PLC Ltd	89	0.10
Barclays Capital Japan	517	0.57
Barclays Capital Securities Co., Ltd.	0	0.00
Barclays Capital Inc	395	0.44
Barclays Global Investors Canada Ltd	6	0.01

Total	5,882	6.50%

6. Others

In December 2002, a consortium including ORIX purchased from Korea Deposit Insurance Corporation (“KDIC”) shares of Korea Life Insurance Co., Ltd., a Korean life insurance company. On July 28, 2006, KDIC initiated an arbitration proceeding with the International Chamber of Commerce against the consortium, including ORIX, seeking to rescind the sale and other relief.

KDIC’s claims are based on certain facts regarding the bidding process, and those facts were previously among the allegations in a legal proceeding in Korea to which ORIX was not a party. However, the three levels of courts in Korea, including the Supreme Court (the highest court in Korea), did not find that such facts had been established.

7. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2005		September 30, 2006		March 31, 2006
Assets	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Cash and Cash Equivalents	177,565	2.8%	143,971	1.9%	245,856	3.4%
Restricted Cash	69,645	1.1	108,377	1.4	172,805	2.4
Time Deposits	5,814	0.1	453	0.0	5,601	0.1
Investment in Direct Financing Leases	1,462,354	23.1	1,433,591	18.8	1,437,491	19.8
Installment Loans	2,491,927	39.3	3,252,274	42.6	2,926,036	40.4
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(103,028)	(1.6)	(89,824)	(1.2)	(97,002)	(1.3)
Investment in Operating Leases	591,056	9.3	786,694	10.3	720,096	9.9
Investment in Securities	618,688	9.8	711,127	9.3	682,798	9.4
Other Operating Assets	98,740	1.6	135,401	1.8	91,856	1.3
Investment in Affiliates	302,306	4.8	344,937	4.5	316,773	4.4
Other Receivables	142,895	2.3	180,424	2.4	165,657	2.3
Inventories	115,058	1.8	158,181	2.1	140,549	1.9
Prepaid Expenses	50,434	0.8	46,496	0.6	40,676	0.6
Office Facilities	95,106	1.5	89,814	1.2	91,797	1.3
Other Assets	214,495	3.3	331,999	4.3	301,466	4.1

Total Assets	6,333,055	100.0%	7,633,915	100.0%	7,242,455	100.0%

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

Liabilities and Shareholders’ Equity	September 30, 2005		September 30, 2006		March 31, 2006
	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Short-Term Debt	955,048	15.1%	1,267,616	16.6%	1,336,414	18.5%
Deposits	354,191	5.6	349,346	4.6	353,284	4.9
Trade Notes, Accounts Payable and Other Liabilities	293,963	4.7	359,515	4.7	334,008	4.6
Accrued Expenses	87,782	1.4	87,509	1.1	89,043	1.2
Policy Liabilities	519,849	8.2	494,866	6.5	503,708	7.0
Current and Deferred Income Taxes	204,242	3.2	269,180	3.5	250,997	3.4
Security Deposits	122,416	1.9	158,778	2.1	150,836	2.1
Long-Term Debt	2,960,489	46.7	3,576,801	46.9	3,236,055	44.7

Total Liabilities	5,497,980	86.8	6,563,611	86.0	6,254,345	86.4

Minority Interests	13,655	0.2	35,965	0.5	34,464	0.4

Common Stock	76,520	1.2	89,705	1.2	88,458	1.2
Additional Paid-in Capital	94,602	1.5	110,098	1.4	106,729	1.5
Retained Earnings:
Legal Reserve	2,220	0.0	2,220	0.0	2,220	0.0
Retained Earnings	650,952	10.3	816,620	10.7	733,386	10.2

Subtotal	653,172	10.3	818,840	10.7	735,606	10.2

Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investment in Securities	37,219	0.6	42,995	0.5	50,856	0.7
Minimum Pension Liability Adjustments	(1,146)	(0.0)	(614)	(0.0)	(632)	(0.0)
Foreign Currency Translation Adjustments	(31,904)	(0.5)	(24,975)	(0.3)	(26,132)	(0.3)
Net Unrealized Gains on Derivative Instruments	345	0.0	2,088	0.0	3,511	0.0

Subtotal	4,514	0.1	19,494	0.2	27,603	0.4

Treasury Stock, at Cost	(7,388)	(0.1)	(3,798)	0.0	(4,750)	(0.1)

Total Shareholders’ Equity	821,420	13.0	1,034,339	13.5	953,646	13.2

Total Liabilities and Shareholders’ Equity	6,333,055	100.0%	7,633,915	100.0%	7,242,455	100.0%

(2) Condensed Consolidated Statements of Income (Unaudited)

	The six months ended September 30, 2005		The six months ended September 30, 2006		The fiscal year ended March 31, 2006
	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Revenues:
Direct Financing Leases	47,755		48,009		98,645
Operating Leases	106,883		124,984		211,838
Interest on Loans and Investment Securities	76,882		95,611		161,350
Brokerage Commissions and Net Gains on Investment Securities	20,416		18,534		48,826
Life Insurance Premiums and Related Investment Income	68,470		63,767		138,118
Real Estate Sales	31,376		67,895		74,943
Gains on Sales of Real Estate under Operating Leases	9,445		12,170		8,970
Other Operating Revenues	86,502		127,559		199,182

Total Revenues	447,729	100.0%	558,529	100.0%	941,872	100.0%

Expenses:
Interest Expense	29,527		39,057		62,213
Costs of Operating Leases	66,357		77,283		134,982
Life Insurance Costs	58,239		57,436		117,622
Costs of Real Estate Sales	27,765		55,006		65,904
Other Operating Expenses	56,463		67,199		128,188
Selling, General and Administrative Expenses	84,553		119,973		187,818
Provision for Doubtful Receivables and Probable Loan Losses	6,848		3,720		16,477
Write-downs of Long-Lived Assets	521		1,318		8,336
Write-downs of Securities	2,668		2,142		4,540
Foreign Currency Transaction Loss (Gain), Net	(559)		234		(212)

Total Expenses	332,382	74.2	423,368	75.8	725,868	77.1

Operating Income	115,347	25.8	135,161	24.2	216,004	22.9

Equity in Net Income of Affiliates	15,607	3.5	15,017	2.7	32,080	3.4
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,800	0.4	1,156	0.2	2,732	0.3

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	132,754	29.7	151,334	27.1	250,816	26.6

Provision for Income Taxes	54,098	12.1	62,059	11.1	97,188	10.3

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	78,656	17.6	89,275	16.0	153,628	16.3

Minority Interests in Earnings of Subsidiaries, Net	975	0.2	1,747	0.3	3,245	0.3

Income from Continuing Operations	77,681	17.4	87,528	15.7	150,383	16.0

Discontinued Operations:
Income from Discontinued Operations, Net	10,515		5,510		26,328
Provision for Income Taxes	(4,242)		(2,285)		(10,323)

Discontinued Operations, Net of Applicable Tax Effect	6,273	1.4	3,225	0.6	16,005	1.7

Income before Extraordinary Gain	83,954	18.8	90,753	16.3	166,388	17.7

Extraordinary Gain, Net of Applicable Tax Effect	—	—	573	0.1	—	—

Net Income	83,954	18.8	91,326	16.4	166,388	17.7

Per Share Data (Unaudited)

	Yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Earnings Per Share–Basic:
Income from Continuing Operations	886.30	972.11	1,702.68
Discontinued Operations	71.57	35.82	181.21
Extraordinary Gain	—	6.36	—
Net Income	957.87	1,014.29	1,883.89

Earnings Per Share–Diluted:
Income from Continuing Operations	840.65	937.44	1,619.66
Discontinued Operations	67.28	34.21	170.64
Extraordinary Gain	—	6.08	—
Net Income	907.93	977.73	1,790.30

(3) Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Common Stock:
Beginning balance	73,100	88,458	73,100
Exercise of warrants and stock acquisition rights	1,670	785	2,829
Conversion of convertible bond	1,750	462	12,529

Ending balance	76,520	89,705	88,458

Additional Paid-in Capital:
Beginning balance	91,045	106,729	91,045
Exercise of warrants, stock acquisition rights and stock options	1,667	785	2,831
Stock-based compensation	—	1,848	—
Conversion of convertible bond	1,750	462	12,528
Other, net	140	274	325

Ending balance	94,602	110,098	106,729

Legal Reserve:
Beginning balance	2,220	2,220	2,220

Ending balance	2,220	2,220	2,220

Retained Earnings:
Beginning balance	570,494	733,386	570,494
Cash dividends	(3,496)	(8,092)	(3,496)
Net income	83,954	91,326	166,388

Ending balance	650,952	816,620	733,386

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(1,873)	27,603	(1,873)
Net change of unrealized gains on investment in securities	(2,931)	(7,861)	10,706
Net change of minimum pension liability adjustments	(56)	18	458
Net change of foreign currency translation adjustments	7,706	1,157	13,478
Net change of unrealized gains on derivative instruments	1,668	(1,423)	4,834

Ending balance	4,514	19,494	27,603

Treasury Stock:
Beginning balance	(7,653)	(4,750)	(7,653)
Exercise of stock options	354	953	3,025
Other, net	(89)	(1)	(122)

Ending balance	(7,388)	(3,798)	(4,750)

Total Shareholders’ Equity:
Beginning balance	727,333	953,646	727,333
Increase, net	94,087	80,693	226,313

Ending balance	821,420	1,034,339	953,646

Summary of Comprehensive Income:
Net income	83,954	91,326	166,388
Other comprehensive income (loss)	6,387	(8,109)	29,476

Comprehensive income	90,341	83,217	195,864

(4) Condensed Consolidated Statements of Cash Flows

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Cash Flows from Operating Activities:
Net income	83,954	91,326	166,388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,444	71,795	135,352
Provision for doubtful receivables and probable loan losses	6,848	3,720	16,477
Decrease in policy liabilities	(31,031)	(8,842)	(47,172)
Gains from securitization transactions	(4,035)	(2,740)	(7,139)
Equity in net income of affiliates	(15,607)	(15,017)	(32,080)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,800)	(1,156)	(2,732)
Extraordinary gain	—	(573)	—
Minority interests in earnings of subsidiaries, net	975	1,747	3,245
Gains on sales of available-for-sale securities	(6,402)	(9,266)	(10,401)
Gains on sales of real estate under operating leases	(9,445)	(12,170)	(8,970)
Gains on sales of operating lease assets other than real estate	(4,895)	(6,515)	(7,184)
Write-downs of long-lived assets	521	1,318	8,336
Write-downs of securities	2,668	2,142	4,540
Decrease (increase) in restricted cash	(16,186)	64,452	(119,202)
Decrease (increase) in trading securities	(7,425)	7,003	(9,091)
Increase in inventories	(14,803)	(28,645)	(56,596)
Increase in prepaid expenses	(3,940)	(5,536)	(2,316)
Increase (decrease) in accrued expenses	(8,512)	(4,363)	2,755
Increase in security deposits	24,123	7,201	48,597
Other, net	57,705	10,081	53,196

Net cash provided by operating activities	112,157	165,962	136,003

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Cash Flows from Investing Activities:
Purchases of lease equipment	(509,873)	(536,368)	(1,136,538)
Principal payments received under direct financing leases	314,488	304,156	670,781
Net proceeds from securitization of lease receivables, loan receivables and securities	102,287	84,191	194,806
Installment loans made to customers	(783,614)	(1,089,193)	(1,834,192)
Principal collected on installment loans	616,456	724,812	1,200,337
Proceeds from sales of operating lease assets	89,306	78,592	130,992
Investment in affiliates, net	(7,716)	243	10,754
Purchases of available-for-sale securities	(91,389)	(81,072)	(201,123)
Proceeds from sales of available-for-sale securities	72,752	28,965	166,251
Maturities of available-for-sale securities	20,202	16,552	38,706
Purchases of other securities	(20,321)	(34,767)	(34,634)
Proceeds from sales of other securities	15,966	27,089	23,142
Purchases of other operating assets	(15,774)	(25,508)	(25,630)
Acquisitions of subsidiaries, net of cash acquired	—	(15,851)	(38,837)
Sales of subsidiaries, net of cash disposed	1,500	529	2,664
Other, net	12,943	(3,223)	33,164

Net cash used in investing activities	(182,787)	(520,853)	(799,357)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	43,425	97,585	326,285
Proceeds from debt with maturities longer than three months	919,112	1,086,631	2,102,054
Repayment of debt with maturities longer than three months	(878,214)	(938,003)	(1,697,828)
Net increase (decrease) in deposits due to customers	17,603	(3,941)	16,628
Issuance of common stock	3,476	1,570	5,975
Dividends paid	(3,496)	(8,092)	(3,496)
Net decrease in call money	—	16,200	10,000
Other, net	266	954	2,910

Net cash provided by financing activities	102,172	252,904	762,528

Effect of Exchange Rate Changes on Cash and Cash Equivalents	643	102	1,302

Net Increase (Decrease) in Cash and Cash Equivalents	32,185	(101,885)	100,476
Cash and Cash Equivalents at Beginning of Period	145,380	245,856	145,380

Cash and Cash Equivalents at End of Period	177,565	143,971	245,856

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Direct financing leases

Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for ORIX’s lease transaction as a financing (“direct financing leases”). Certain direct financing lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Under Japanese GAAP, direct financing leases are accounted for as an ordinary sale in principle, while direct financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for direct financing leases in the same manner as operating leases, the securitization is accounted for as a financing transaction secured by the future lease payments.

(b) Origination costs on installment loans

Under U.S. GAAP, certain loan origination costs (“initial direct costs”) are being deferred and amortized over the loan term using the interest method.

On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance method or straight-line method.

(d) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances (“deferred policy acquisition costs”) are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(e) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and recorded pension costs based on the amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs.

Under U.S. GAAP, the unrealized net actuarial loss is amortized using a corridor test. However, under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

(g) Reporting on discontinued operations

Under U.S. GAAP, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The result of discontinued operations was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(h) Minority interests

Under U.S. GAAP, “minority interests” are stated separately and in-between Liabilities and Stockholders’ Equity in the consolidated balance sheet.

Under Japanese GAAP, Stockholders’ Equity, Liabilities and Net Assets are presented separately in the consolidated balance sheet, and “minority interests” are included in Net Assets.

(i) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(j) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2. Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to EITF96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of goodwill and other intangible assets (see (v)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), and the determination of benefit obligation and net periodic pension cost (see (l)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income in shareholders’ equity is from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries records revenue net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost are computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 30 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of formerly leased real estate such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from disposal of such previously leased real estate, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy— Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months ended September 30, 2005 and 2006, and for the fiscal year ended March 31, 2006 amounted to (Y)5,071 million, (Y)5,390 million and (Y)10,179 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, are tested for recoverability whenever events or changes in circumstances indicates that the assets might be impaired. When the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. The Company and its subsidiaries charge against income losses related to debt securities in situations where, even though the market value has not remained significantly below the carrying value for six months, it is considered that the decline in the market value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

(i) Income taxes

The Company, in general, determines its provision for income taxes for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. The estimated effective tax rate is determined by dividing the estimated provision for income for the full fiscal year by the estimated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates are 40.8%, 41.0% and 38.7% for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include senior interests, subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(k) Derivative financial instruments

All derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes of the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies the criteria for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and others.

(m) Stock-based compensation

The Company and its subsidiaries adopted FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”), using the modified prospective method, in the six months ended September 30, 2006. FASB Statement 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and replaces the existing FASB Statement No. 123 (“Accounting for Stock-Based compensation”), and requires, with limited exception, that stock-based compensation expenses in exchange of their service provided by employees be measured based on the grant-date fair value. The expenses are recognized over an employee requisite service period.

Until the fiscal year ended March 31, 2006, the Company accounted for the stock-based compensation by applying the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expenses for the six months ended September 30, 2005 and the fiscal year ended march 31, 2006, with the exclusion of the expenses related to the stock compensation program for directors, executive officers and group executives which was introduced during the fiscal year ended March 31, 2006.

Had compensation expenses for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) for the period ended September 30, 2005 and for the fiscal year ended March 31, 2006 as follows:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
As reported:
Net Income	83,954	91,326	166,388
Add: Stock-based compensation expenses included in reported net income	112	—	313
Less: Total stock-based compensation expenses determined by fair value based method	(1,330)	—	(3,567)
Pro forma:
Net Income	82,736	—	163,134

	Yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Net Income
As reported:
Basic EPS	957.87	1,014.29	1,883.89
Diluted EPS	907.93	977.73	1,790.30
Pro forma:
Basic EPS	943.97	—	1,847.05
Diluted EPS	894.87	—	1,755.61

The Company recognized stock-based compensation expenses of (Y)2,207 million using the binominal option pricing model in the six months ended September 30, 2006 while the fair value of stock options was measured using the Black-Scholes option pricing model until the fiscal year ended March 31, 2006.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on a revision to the Code before amendment, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2006 would have increased by approximately (Y)24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to Non-recourse loans.

(q) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and waste management facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was (Y)7,633 million and (Y)11,092 million and (Y)9,877 million as of September 30, 2005 and 2006, and March 31, 2006, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for fixtures and up to 20 years for others.

(r) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(s) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30, 2005 and 2006, and March 31, 2006, advance and/or progress payments were (Y)100,584 million, (Y)144,927 million and (Y)127,098 million, respectively, and finished goods were (Y)14,474 million, (Y)13,254 million and (Y)13,451 million, respectively.

(t) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was (Y)32,073 million, (Y)34,291 million and (Y)32,672 million as of September 30, 2005 and 2006, and March 31, 2006, respectively. Estimated useful lives range up to 55 years for buildings and fixtures and up to 20 years for machinery and equipment.

(u) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (v)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and construction of real estate under operating leases.

(v) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”).

FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives, and will be tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is (Y)19,303 million, (Y)77,393 million and (Y)65,003 million as of September 30, 2005 and 2006, and March 31, 2006, respectively.

(w) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables.

(x) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(y) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries have applied EITF Issue No.04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

(z) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(aa) New accounting pronouncements

There is no new accounting pronouncement, which has a significant effect on the Company and its subsidiaries’ result of operations and financial position.

(ab) Reclassifications

Certain amounts in the consolidated financial statements for the six months ended September 30, 2005 have been reclassified to conform to the presentation for the six months ended September 30, 2006. On the consolidated balance sheets, “minority interests” which had been included in “trade notes, accounts payable and other liabilities” were disclosed separately. On the consolidated statements of income, lease income associated with re-leasing of assets upon maturity of a direct financing lease, which had been recorded in the six months ended September, 30, 2005 net of depreciation costs of estimated residual values and included in revenues of “direct financing leases,” was reclassified into revenues of “operating leases” with depreciation costs included in “costs of operating leases”. In addition, revenues and costs of vehicle maintenance and management services contained in an automobile lease contract, which had been previously recorded net and included in revenues of “direct financing leases,” were reclassified into “other operating revenues” and “other operating expenses,” respectively. From the fiscal year ended March 31, 2006, “minority interests in earnings of subsidiaries, net” which had been included in “selling, general and administrative expenses” in the six months ended September 30, 2005 were disclosed separately.

3. Cash Flow Information

Cash payments for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 are as follows:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Cash payments:
Interest	32,135	40,603	65,812
Income taxes	24,666	51,423	57,920

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed (Y)7,793 million and (Y)50,567 million of liabilities in connection with acquisitions for the six months ended September 30, 2006 and the fiscal year ended March 31, 2006, respectively. There was not applicable for the six months ended September 30, 2005. In addition, subsidiary’s common stocks of (Y)19,148 million were exchanged in connection with an acquisition in the fiscal year ended March 31, 2006. As non-cash financing activities, (Y)3,500 million, (Y)924 million and (Y)25,057 million of convertible bonds were converted to common stocks for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, respectively.

4. Investment in Direct Financing Leases

Investment in direct financing leases at September 30, 2005 and 2006, and March 31, 2006 consists of the following:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Minimum lease payments receivable	1,551,894	1,532,306	1,536,081
Estimated residual value	62,281	58,709	58,611
Initial direct costs	16,545	15,111	16,373
Unearned lease income	(168,366)	(172,535)	(173,574)

	1,462,354	1,433,591	1,437,491

At September 30, 2005 and 2006, and March 31, 2006, the amounts of minimum lease payments receivable (including guaranteed residual values) due within one year and more than one year are as follows:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Within one year	442,387	566,586	564,499
More than one year	1,109,507	965,720	971,582

Total	1,551,894	1,532,306	1,536,081

Gains and losses from the final disposition of direct financing lease assets are not significant for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006

5. Investment in Operating Leases

Investment in operating leases at September 30, 2005 and 2006, and March 31, 2006 consists of the following:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Transportation equipment	405,208	479,145	437,012
Measuring equipment and personal computers	159,799	162,828	166,679
Real estate and other	279,144	425,409	389,081

	844,151	1,067,382	992,772
Accumulated depreciation	(268,127)	(298,361)	(288,853)

Net	576,024	769,021	703,919
Rental receivables	15,032	17,673	16,177

	591,056	786,694	720,096

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, gains from the disposition of assets under operating leases other than real estate are (Y) 4,895 million, (Y)6,515 million and (Y)7,184 million, respectively, and are included in operating lease revenues.

The operating lease contracts include non-cancelable lease terms. The minimum future rentals on non-cancelable operating leases at September 30, 2005 and 2006, and March 31, 2006 are as follows:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Within one year	74,790	113,253	102,208
More than one year	124,839	147,814	144,932

Total	199,629	261,067	247,140

6. Installment Loans

The composition of installment loans by domicile and type of borrower at September 30, 2005 and 2006, and March 31, 2006 are as follows:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Borrowers in Japan:
Consumer—
Housing loans	504,523	641,423	654,171
Card loans	242,890	330,492	318,910
Other	75,900	88,236	113,217

	823,313	1,060,151	1,086,298

Corporate—
Real estate related companies	390,430	529,241	416,128
Commercial and industrial companies	915,519	1,164,741	1,002,076

	1,305,949	1,693,982	1,418,204

Overseas corporate, industrial and other borrowers	217,820	300,489	254,994
Purchased loans*	132,316	183,175	153,158
Loan origination costs, net	12,529	14,477	13,382

	2,491,927	3,252,274	2,926,036

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate-related companies and commercial and industrial companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of (Y)71,161 million, (Y)84,648 million and (Y)148,910 million for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 are as follows:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Beginning balance	115,250	97,002	115,250
Provisions charged to income	6,848	3,720	16,477
Charge-offs	(20,572)	(12,475)	(37,258)
Recoveries	533	1,559	1,127
Other*	969	18	1,406

Ending balance	103,028	89,824	97,002

*	Other includes foreign currency translation adjustments, the effect of acquisitions and the amounts reclassified to the discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at September 30, 2005 and 2006, and March 31, 2006 is as follows:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Balance of allowance related to:
Investment in direct financing leases	32,401	29,553	30,723
Installment loans	70,627	60,271	66,279

Total	103,028	89,824	97,002

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are (Y)83,347 million, (Y)85,522 million and (Y)83,658 million as of September 30, 2005 and 2006, and March 31, 2006, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of (Y)64,328 million, (Y)64,047 million and (Y)66,543 million as of September 30, 2005 and 2006, and March 31, 2006, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of (Y)32,138 million, (Y)27,251 million and (Y)31,056 million as of September 30, 2005 and 2006, and March 31, 2006, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

8. Investment in Securities

Investment in securities at September 30, 2005 and 2006, and March 31, 2006 consists of the following:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2007
Trading securities	58,040	53,641	61,971
Available-for-sale securities	399,666	466,506	432,306
Other securities	160,982	190,980	188,521

	618,688	711,127	682,798

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at September 30, 2005 and 2006, and March 31, 2006 are as follows:

September 30, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	4,503	76	(233)	4,346
Japanese prefectural and foreign municipal bond securities	21,259	6	(241)	21,024
Corporate debt securities	239,625	1,466	(1,833)	239,258
Mortgage-backed and other asset-backed securities	69,958	13,228	(2,687)	80,499
Equity securities	20,103	34,786	(350)	54,539

	355,448	49,562	(5,344)	399,666

September 30, 2006

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	11,259	49	(21)	11,287
Japanese prefectural and foreign municipal bond securities	18,350	16	(334)	18,032
Corporate debt securities	285,795	1,948	(2,287)	285,456
Mortgage-backed and other asset-backed securities	75,610	12,801	(156)	88,255
Equity securities	26,698	36,902	(124)	63,476

	417,712	51,716	(2,922)	466,506

March 31, 2006

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	1,270	60	(35)	1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	254,237	1,856	(3,778)	252,315
Mortgage-backed and other asset-backed securities	72,171	13,247	(389)	85,029
Equity securities	25,249	50,408	(193)	75,464

	371,638	65,571	(4,903)	432,306

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment in securities of (Y)5,721 million, (Y)10,963 million and (Y)12,440 million for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, respectively.

9. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No.46 (revised December 2003) (“Consolidation of Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and such customer requests the use of SPEs structure. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of (Y) 12,017 million, (Y)27,401 million and (Y)21,278 million as of September 30, 2005 and 2006 and March 31, 2006, respectively, and occasionally make investments in these SPEs, which amount to (Y)5,992 million, (Y)10,451 million and (Y)6,292 million as of September 30, 2005 and 2006 and March 31, 2006, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. SPEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs and hold certain SPE’s bond in the aggregate of (Y)12,823 million, (Y)11,417 million and (Y)4,013 million as of September 30, 2005 and 2006 and March 31, 2006, respectively, and/or make investments in these SPEs, which amount to (Y)12,538 million, (Y)20,656 million and (Y)13,146 million as of September 30, 2005 and 2006 and March 31, 2006, respectively. Among such SPEs, the Company and its subsidiaries provide non-recourse loans to non-consolidated SPEs and hold certain non-consolidated SPE’s bond in the aggregate of (Y)12,823 million, (Y)5,072 million and (Y)3,813 million as of September 30, 2005 and 2006 and March 31, 2006, respectively, and/or make investments in these non-consolidated SPE’s, which amount to (Y)3,341 million, (Y)9,148 million and (Y)3,581 million as of September 30, 2005 and 2006 and March 31, 2006, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans, bond and investments referred to above.

Among those SPEs, total assets of consolidation were (Y)17,350 million, (Y)29,477 million and (Y)20,958 million as of September 30, 2005 and 2006 and March 31, 2006, respectively. Those assets are mainly included in investment in operating leases and other assets in the consolidated balance sheets.

The consolidated SPEs borrow from financial institutions, and (Y)11,594 million, (Y)10,248 million and (Y)11,376 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2005 and 2006 and March 31, 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are (Y)93,773 million, (Y)92,565 million and (Y)93,585 million as of September 30, 2005 and 2006 and March 31, 2006, respectively. These assets are mainly included in investment in operating leases, other operating assets and other assets in the consolidated balance sheets as of September 30, 2005 and 2006 and March 31, 2006, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and (Y)10,592 million, (Y)24,679 million and (Y)24,803 million of SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2005 and 2006 and March 31, 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of SPEs of consolidation are (Y)29,877 million, (Y)13,367 million and (Y)25,659 million as of September 30, 2005 and 2006 and March 31, 2006, respectively. Those assets are mainly included in installment loans in the consolidated balance sheet as of September 30, 2005 and 2006 and March 31, 2006, respectively.

Certain consolidated SPEs borrow non-recourse loans from financial institutions, and (Y)3,630 million, (Y)3,074 million and (Y)1,725 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2005 and 2006 and March 31, 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of SPEs of consolidation are (Y)145,834 million and (Y)158,787 million as of September 30, 2006 and March 31, 2006. Those assets are mainly included in installment loans in the consolidated balance sheet as of September 30, 2006 and March 31, 2006. The Company was not involved in such SPE’s as of September 30, 2005.

(f) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

10. Investment in Affiliates

Investment in affiliates at September 30, 2005 and 2006, and March 31, 2006 consists of the following:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Common stock, at equity value	272,000	335,995	308,401
Loans	30,306	8,942	8,372
	302,306	344,937	316,773

Combined and condensed information relating to the affiliates accounted for by the equity method for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis):

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Operations:
Total revenues	742,348	1,058,344	1,932,408
Income before income taxes	76,472	94,103	165,707
Net income	62,893	74,405	142,413

Financial position:
Total assets	7,155,573	8,422,434	7,485,439
Total liabilities	6,486,025	7,454,480	6,822,846
Shareholders’ equity	669,548	967,954	662,593

11. Other Operations

Other operating revenues and other operating expenses for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 are as follows:

Other Operating Revenues

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Revenues from integrated facilities management operations	16,789	15,524	34,244

Revenues from the vehicle maintenance and management services contained in automobile lease contract	19,382	20,943	41,850

Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	99	22,875	8,036

Other	50,232	68,217	115,052

Total	86,502	127,559	199,182

Other Operating Expenses

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Expenses from integrated facilities management operations	15,517	14,131	31,710

Expenses from the vehicle maintenance and management services contained in automobile lease contract	14,793	15,629	30,756

Other	26,153	37,439	65,722

Total	56,463	67,199	128,188

Other items consist of revenues and expenses from golf courses, training facilities and hotels, operating results from real estate-related businesses, commissions for the sale of insurance and other financial products, revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006.

12. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 are as follows:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Personnel expenses	42,845	65,829	95,575
Selling expenses	13,699	16,440	28,316
Administrative expenses	26,459	35,828	60,601
Depreciation	1,550	1,876	3,326

Total	84,553	119,973	187,818

13. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

Certain subsidiaries had tax qualified pension plans in which the benefit was determined on the basis of length of service and remuneration at the time of termination and/or severance indemnity plans. However, during the fiscal year ended March 31, 2006, they amended these plans to the cash balance plan and defined contribution pension plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2005 and 2006, and for the fiscal year ended March 31, 2006 consists of the following:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Service cost	1,509	1,301	2,912
Interest cost	587	605	1,153
Expected return on plan assets	(734)	(962)	(1,470)
Amortization of unrecognized transition obligation	2	1	2
Amortization of unrecognized net actuarial loss	592	145	1,172
Amortization of unrecognized prior service cost	(520)	(604)	(1,091)
Plan curtailments and settlements	—	—	(296)

Net periodic pension cost	1,436	486	2,382

14. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for recoverability on some assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted cash flows estimated to result from the use and eventual disposition of the asset. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value.

For the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying value and estimated fair values in the amount of (Y)521 million, (Y)1,318 million and (Y)8,336 million, respectively, which are reflected as write-downs of long lived assets. The losses of (Y)1,300 million were included in the Real Estate segment, and losses of (Y)18 million were included in the Real Estate-Related Finance segment as of September 30, 2006. The details of significant write-downs are as follows.

Corporate Dormitories - The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings to corporations in Japan. During the six months ended September 30, 2006, the company has written down one dormitory to the fair market value, due to the decline in occupancy rates. For the six months ended September 30, 2005 and 2006 and the fiscal year ended March 31, 2006, the Company and a subsidiary recognized impairment losses in the amounts of (Y)322 million, (Y)366 million and (Y)504 million, respectively.

Others - The Company and its subsidiaries hold the assets including golf courses, office buildings, hotel properties and commercial buildings and condominiums. For the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, the Company and its subsidiaries recognized impairment losses in the amount of (Y)199 million, (Y)952 million and (Y)7,832 million, respectively.

15. Discontinued Operations

The subsidiary sold a subsidiary in Japan held for undertaking corporate rehabilitation business for the six months ended September 30, 2006. As a result of the sale, the operations of the subsidiary were reclassified to discontinued operations pursuant to the requirements on FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) because the Company and its subsidiaries have no significant continuing involvement in the operations sold. The Company and its subsidiaries earned (Y)171 million of aggregated gains on the sale of the subsidiary.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. For the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006, the Company and its subsidiaries earned (Y)9,063 million, (Y)4,991 million and (Y)13,618 million of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without significant continuing involvement in those properties of (Y)2,670 million, (Y)12,366 million and (Y)30,364 million which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at September 30, 2005 and 2006, and March 31, 2006.

Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries and the business units sold and the gains on sales, rental revenues generated and other expenses incurred by the operations of rental properties, which have been sold and to be disposed of, as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of the subsidiaries, the business units and these properties recognized for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

Discontinued operations for the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 consist of the following:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Revenues	22,468	6,969	83,572

Income before income tax from discontinued operations, net	10,515	5,510	26,328
Provision for income taxes	(4,242)	(2,285)	(10,323)

Discontinued operations, net of applicable tax effect	6,273	3,225	16,005

16. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2005 and 2006, and the fiscal year ended March 31, 2006 is as follows:

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Income from continuing operations	77,681	87,528	150,383
Effect of dilutive securities—
Convertible notes	703	835	1,525

Income from continuing operations for diluted EPS computation	78,384	88,363	151,908

	Thousands of shares
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Weighted- average shares	87,647	90,039	88,322
Effect of dilutive securities—
Warrants	574	810	833
Convertible notes	4,955	3,298	4,496
Treasury stock	66	113	139

Weighted-average shares for diluted EPS computation	93,242	94,260	93,790

	Yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Earnings per share for income from continuing operations:
Basic	886.30	972.11	1,702.68
Diluted	840.65	937.44	1,619.66

Shareholders’ equity per share at September 30, 2005 and 2006, and March 31, 2006 is as follows.

	Yen
	September 30, 2005	September 30, 2006	March 31, 2006
Shareholders’ equity per share	9.333.32	11,470.78	10,608.97

17. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial derivative instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

The following table provides notional amount, carrying amount and estimated fair value information about derivative financial instruments as of September 30, 2005 and 2006, and March 31, 2006. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of September 30, 2005
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	337,590	268	268
Caps held	32,731	4	4
Foreign exchange risk management:
Foreign exchange forward contracts	148,035	(608)	(608)
Futures	135	4	4
Foreign currency swap agreements	143,739	(4,227)	(4,227)
Trading activities:
Futures	136,162	430	430
Options held	1,302	4	4
Options written	1,771	(102)	(102)
Foreign exchange forward contracts	9,739	5	5

As of September 30, 2006
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	357,560	2,387	2,387
Caps held	13,773	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	150,934	107	107
Futures	303	1	1
Foreign currency swap agreements	105,383	(4,987)	(4,987)
Trading activities:
Futures	522,098	465	465
Options held	2,637	64	64
Options written	2,458	(28)	(28)
Foreign exchange forward contracts	21,620	(2)	(2)

As of March 31, 2006
	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	367,234	5,584	5,584
Options and caps held	13,739	1	1
Foreign exchange risk management:
Foreign exchange forward contracts	141,391	1,223	1,223
Futures	—	—	—
Foreign currency swap agreements	138,473	(5,141)	(5,141)
Trading activities:
Futures	292,102	620	620
Options and caps held	1,610	37	37
Options and caps written	1,586	(64)	(64)
Foreign exchange forward contracts	20,162	17	17

Note: Positive numbers indicate debits and negative numbers indicate credits.

18. Commitments, Guarantees, and Contingent Liabilities

Commitments - The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of (Y)12,229 million, (Y)17,623 million and (Y)18,006 million as of September 30, 2005 and 2006, and March 31, 2006, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Within one year	1,310	2,953	2,208
More than one year	6,052	13,405	11,760

Total	7,362	16,358	13,968

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling (Y)4,017 million, (Y)3,850 million and (Y)8,555 million for the six months ended September 30, 2005 and 2006, and for the fiscal year ended March 31, 2006, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling (Y)1,326 million, (Y)1,572 million and (Y) 2,848million for the six months ended September 30, 2005 and 2006, and for the fiscal year ended March 31, 2006, respectively. At September 30, 2005 and 2006, and March 31, 2006, the amounts due are as follows:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Within one year	3,103	2,771	3,103
More than one year	5,617	2,973	4,065

Total	8,720	5,744	7,168

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to (Y)213,156 million, (Y)215,379 million and (Y)201,944 million as of September 30, 2005 and 2006, and March 31, 2006, respectively.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. The total unused credit amount available is (Y)209,062 million, (Y)336,864 million and (Y)294,837 million as of September 30, 2005 and 2006, and March 31, 2006, respectively.

Guarantees - The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of September 30, 2005 and 2006, and March 31, 2006 and potential future payments of the guarantee contracts outstanding:

As of September 30, 2005
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	35,868	8,002
Consumer loans	21,702	2,206
Corporate loans	141,274	8,210
Other	811	—

Total	199,655	18,418

As of September 30, 2006
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	30,827	4,819
Consumer loans	21,660	2,171
Corporate loans	273,260	8,136
Other	552	13

Total	326,299	15,139

As of March 31, 2006
	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	32,789	5,336
Consumer loans	21,104	2,138
Corporate loans	192,562	5,146
Other	606	—

Total	247,061	12,620

Guarantee of housing loans : The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans : A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans : The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. As of September 30, 2005 and 2006, and March 31, 2006, total amounts of such guarantee and book value of guarantee liabilities which amounts included in the table above are (Y)320,700 million, (Y)745,200 million, (Y)620,700 million and (Y)5,142 million, (Y)5,307 million, (Y)3,080 million, respectively.

Other guarantees : Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—In addition to the assets held by SPEs described in Note 9. “Business Transactions with Special Purpose Entities” own, the short-term and long-term debt payable to financial institutions are secured by the following assets as of September 30, 2005 and 2006, and March 31, 2006:

	Millions of yen
	September 30, 2005	September 30, 2006	March 31, 2006
Minimum lease payments, loans and future rentals	45,195	44,210	45,118
Investment in securities *	98,629	101,710	116,385
Other operating assets and office facilities, net	4,737	13,024	4,085

Total	148,561	158,944	165,588

*	Including investment in securities with repurchase agreements of (Y)80,641 million, (Y)75,353 million and (Y)83,753 million for September 30, 2005 and 2006, and March 31, 2006, respectively.

In addition, the payables of (Y)49,565 million, (Y)291,609 million and (Y)106,333 million as of September 30, 2005 and 2006, and March 31, 2006, respectively, under lease receivable and loan securitization programs that are not accounted for as sales are included in long-term debt. The collateral under these securitization programs of (Y)79,294 million, (Y)387,377 million and (Y)193,583 million are included in investment in direct financing leases and installment loans, and cash collateral of (Y)2,446 million, (Y)10,061 million and (Y)2,888 million are included in other assets, in the consolidated balance sheets as of September 30, 2005 and 2006, and March 31, 2006, respectively.

As of September 30, 2005 and 2006, and March 31, 2006, securities and other assets of (Y)5,192 million, (Y)6,837 million and (Y)5,808 million, respectively, were pledged for collateral security deposits.

As of September 30, 2005 and 2006, and March 31, 2006, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of (Y)21,855 million, (Y)26,254 million and (Y)21,408 million, respectively, for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of (Y)68,588 million, (Y)75,544 million and (Y)109,092 million as of September 30, 2005 and 2006, and March 31, 2006, respectively, that may be sold or repledged by the subsidiary. As of September 30, 2005 and 2006, and March 31, 2006, (Y)41,950 million, (Y)55,162 million and (Y)80,596 million at market value of the securities are repledged as collateral for the short-term debt, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

19. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the Corporate Financial Services segment and Real Estate-Related Finance segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

The Corporate Financial Services segment comprises primarily corporate direct financing leases and installment loans to corporate customers. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises operating leases for precision measuring equipment, personal computers and other equipment. The Real Estate-Related Finance segment includes corporate real estate financing activities as well as personal housing loan lending operations. The Real Estate segment primarily comprises residential subdivision developments, office buildings development and sales as well as the rental and management of office buildings, hotels, employee dormitories and training facilities. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include direct financing lease operations, investment in debt securities, collateralized real estate lending, investment banking and aircraft and ship financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japan and primarily includes securities brokerage, venture capital, card loans and corporate rehabilitation business. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

From the fiscal year ended March 31, 2006, the presentation of revenues and costs associated with re-leasing as well as vehicle maintenance and management services were changed and consequently, the consolidated income statements for the six months ended September 30, 2005 were reclassified retroactively. In order to conform to these reclassifications, revenues of the “Corporate Financial Services” segment and “Automobile Operations” segment were reclassified retroactively, but there was no effect on previously reported segment profits.

Financial information of the segments for the six months ended September 30, 2005 and 2006, and for the fiscal year ended March 31, 2006 is as follows:

For the six months ended September 30, 2005

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	48,748	63,869	33,638	34,865	98,018	68,178	49,919	26,493	43,834	467,562
Segment profit	23,824	13,425	5,292	20,318	20,562	7,753	16,259	14,070	19,747	141,250
Segment assets	1,602,587	489,313	116,982	961,049	520,730	521,022	519,727	398,936	527,255	5,657,601

For the six months ended September 30, 2006

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	57,945	72,016	32,412	38,222	142,129	63,488	56,928	56,360	47,222	566,722
Segment profit	28,734	13,386	3,897	21,021	31,129	3,379	19,232	17,922	17,926	156,626
Segment assets	1,799,827	548,513	124,363	1,328,367	768,622	508,409	699,105	470,165	624,898	6,872,269

For the fiscal year ended March 31, 2006

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	97,683	130,775	67,066	69,472	198,780	137,468	111,854	70,223	88,914	972,235
Segment profit	48,661	26,661	9,911	33,384	28,650	13,212	41,657	34,701	31,956	268,793
Segment assets	1,616,574	509,149	123,532	1,223,063	682,166	491,857	668,689	441,285	562,654	6,318,969

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets.

	Millions of yen
	The six months ended September 30, 2005	The six months ended September 30, 2006	The fiscal year ended March 31, 2006
Segment revenues:
Total revenues for segments	467,562	566,722	972,235
Revenue related to corporate assets	2,635	(1,224)	14,399
Revenue from discontinued operations	(22,468)	(6,969)	(44,762)

Total consolidated revenues	447,729	558,529	941,872

Segment profit:
Total profit for segments	141,250	156,626	268,793
Corporate interest expenses, general and administrative expenses	(2,939)	(209)	(5,882)
Corporate write-downs of securities	(64)	(227)	(64)
Corporate write-downs of long-lived assets	—	—	(5,038)
Corporate other gain or loss	4,047	(1,093)	16,090
Discontinued operations	(10,515)	(5,510)	(26,328)
Minority Interests in Earnings of Subsidiaries	975	1,747	3,245

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	132,754	151,334	250,816

Segment assets:
Total assets for segments	5,657,601	6,872,269	6,318,969
Cash and cash equivalents, restricted cash and time deposits	253,024	252,801	424,262
Allowance for doubtful receivables on direct financing leases and probable loan losses	(103,028)	(89,824)	(97,002)
Other receivables	142,895	180,424	165,657
Other corporate assets	382,563	418,245	430,569

Total consolidated assets	6,333,055	7,633,915	7,242,455

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for the six months ended September 30, 2005 and 2006, and for the fiscal year ended March 31, 2006.

FASB Statement No. 131 also requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of The Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the overseas subsidiaries and affiliates.

For the six months ended September 30, 2005 and 2006 and for the fiscal year ended March 31, 2006 revenues from overseas customers are as follows.

For the six months ended September 30, 2005

		Millions of yen
		The America	Asia, Oceania and Europe	Total
I	Overseas revenue	18,201	45,105	63,306
II	Consolidated revenue			447,729
III	The rate of the overseas revenues to consolidated revenue	4.0%	10.1%	14.1%

For the six months ended September 30, 2006

		Millions of yen
		The America	Asia, Oceania and Europe	Total
I	Overseas revenue	55,465	49,832	105,297
II	Consolidated revenue			558,529
III	The rate of the overseas revenues to consolidated revenue	9.9%	8.9%	18.8%

For the fiscal year ended March 31, 2006

		Millions of yen
		The America	Asia, Oceania and Europe	Total
I	Overseas revenue	47,688	90,234	137,922
II	Consolidated revenue			941,872
III	The rate of the overseas revenues to consolidated revenue	5.0%	9.6%	14.6%